CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               December 20, 2013

VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:        First Trust Exchange-Traded Fund VI (the "Trust")
                       File Nos. 811-22717 and 333-182308
              ----------------------------------------------------


Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the "Trust") with the Securities and Exchange Commission (the "Commission") on October 8, 2013 (the "Registration Statement"). The Registration Statement relates to the First Trust NASDAQ Rising Dividend Achievers ETF (the "Fund"), a series of the Trust. Your comments regarding the Fund were communicated to us via telephone on December 4, 2013. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - ANNUAL FUND OPERATING EXPENSES TABLE

      The content of footnote 3 does not fit into the requirements of Form N-1A and is neither permitted nor required by Form N-1A. Please remove this footnote and consider moving the information provided by the footnote to the statutory section of the prospectus.

RESPONSE TO COMMENT 1

      The information is included in the footnote to supplement the expense table and provide a clear description of the Fund's expense structure.


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Karen Rossotto
December 20, 2013
Page 2



COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure states that the Fund provides access to "large capitalization income producing securities." Provide the market capitalization range for the large capitalization securities in which the Fund will invest.

RESPONSE TO COMMENT 2

      The Fund's disclosure has been revised to account for the Fund's investments in small, mid and large capitalization income producing properties.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      The second sentence in the fourth paragraph of the Principal Investment Strategies section states that eligible "components" for the Index are identified by using eligibility criteria. Describe what "components" are.

RESPONSE TO COMMENT 3

      The term "components" has been replaced with "securities" in response to this comment.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure states that the Index is rebalanced quarterly, but that the Index Provider evaluates the Index according to the eligibility criteria annually. Reconcile this apparent contradiction and explain whether any material changes to the eligibility criteria is anticipated for the next evaluation of the Index.

RESPONSE TO COMMENT 4

      The Index is rebalanced quarterly to maintain its equally weighted asset allocation. The Index is reconstituted annually by adding and removing securities and re-ranking existing securities based on the Index eligibility criteria. There are no material changes to the eligibility criteria anticipated on the next evaluation of the Index. The prospectus disclosure has also been revised in response to this comment.


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Karen Rossotto
December 20, 2013
Page 3



COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      In this Principal Investment Strategies section, provide a summary that is consistent with the disclosure that is provided in the Index Information section on pages 18 to 20 of the prospectus.

RESPONSE TO COMMENT 5

      The disclosure in the prospectus has been revised in response to this comment.

COMMENT 6 - PRINCIPAL RISKS

      The Principal Risks section provides an Information Technology Company Risk. If investment in information technology companies is part of the Fund's principal investment strategies, provide such disclosure as a principal investment strategy. Also, the risk factor states that "information technology companies may be smaller and less experienced companies," even though the Fund invests in large capitalization companies. Please reconcile this apparent inconsistency in the disclosure.

RESPONSE TO COMMENT 6

      The disclosure has been revised to reflect that the Fund may invest in small, mid and large capitalization companies.

COMMENT 7 - PRINCIPAL RISKS

      If it is anticipated that the Index rebalancing will result in high portfolio turnover, provide disclosure and risk factors regarding additional fees and taxes associated with such turnover.

RESPONSE TO COMMENT 7

      The Index Provider does not anticipate that the Index rebalancing will result in high portfolio turnover.

COMMENT 8 - PRINCIPAL RISKS

      The disclosure provides a Smaller Company Risk, but the Fund invests in large cap companies. Please reconcile this apparent inconsistency in the disclosure.


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Karen Rossotto
December 20, 2013
Page 4



RESPONSE TO COMMENT 8

      The disclosure has been revised to reflect that the Fund may invest in small, mid and large capitalization companies.

COMMENT 9 - PERFORMANCE

      In the Performance section, include the disclosure required by Item 4(b)(2)(i) of Form N-1A that states that the Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

RESPONSE TO COMMENT 9

      This Fund does not currently have any performance as it is a new fund. When it has performance to disclose, the prospectus will provide the disclosure required by Item 4(b)(2)(i) of Form N-1A.

COMMENT 10 - MANAGEMENT

      In the statement, "Each Investment Committee member has served as a part of the portfolio management team of the Fund since inception," use the year of the Fund's inception in place of the word, "inception."

RESPONSE TO COMMENT 10

      The prospectus has been revised in accordance with this comment.

COMMENT 11 - FUND INVESTMENTS

      Under Equity Securities, the disclosure lists "preferred securities; warrants to purchase common stocks or preferred securities; securities convertible into common stocks or preferred securities; and other securities with equity characteristics." To the extent that any of these types of equity securities are principal, please put the appropriate disclosure in the Principal Investment Strategies section with corresponding risk factors. Also, identify the "other securities with equity characteristics" in which the Fund may invest.


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Karen Rossotto
December 20, 2013
Page 5



RESPONSE TO COMMENT 11

      It is anticipated that the Fund will invest in common stocks, therefore, the prospectus has been revised to reflect such investments by the Fund.

COMMENT 12 - HOW TO BUY AND SELL SHARES

      In the Share Trading Prices section, there is a reference to a "non-U.S. exchange." Explain why this prospectus requires disclosure regarding non-U.S. exchanges considering the Fund's investment in U.S. equity securities. Consider including the phrase, "if any," as appropriate to the references to non-U.S. exchanges.

RESPONSE TO COMMENT 12

      The prospectus has been revised in accordance with this comment.

COMMENT 13 - INDEX INFORMATION

      As appropriate, provide a summary of the information provided in this section above in the Principal Investment Strategies section. The third bullet point under Index Construction references "top 500 by market capitalization." Explain specifically, what this criteria is ranking.

RESPONSE TO COMMENT 13

      The disclosure has been revised so that the selection process ranks the "top 1000 by market capitalization." The criteria is ranking each eligible security by the size of its market capitalization.

COMMENT 14 - INDEX INFORMATION

      Provide a plain English explanation of the first sentence of the first paragraph in the Index Rebalancing section. Also, explain how the Index is reconstituted annually and rebalanced quarterly. Include the disclosure that "a security will be removed from the Index at its Last Share Price" above in the Principal Investment Strategies section. Finally, explain what it means to for an Index security to be removed at a "zero price" and the impact that such a removal will have for the Index and/or the Fund.

Karen Rossotto
December 20, 2013
Page 6



RESPONSE TO COMMENT 14

      The disclosure has been revised in accordance with this comment. Also, the Index Provider removes securities from the Index at a "zero price" if there is no recognizable market price for this security. The security price would be set to zero at the close (or end of the day), then prior to open the next day (or start of day) the security would be removed from the index (with a price of zero). The disclosure has been revised accordingly.

COMMENT 15 - STATEMENT OF ADDITIONAL INFORMATION - TYPES OF INVESTMENTS

      With respect to total return swaps, confirm that the Fund intends to segregate liquid assets in an amount equal to the full notional amount of its options investments and mark-to-market value for cash-settled futures investments in a manner consistent with the Commission's guidance set forth in Investment Company Act Release 10666 (April 18, 1979). With respect to the credit default swaps, confirm that if the Fund sells them, it will be covered to the full notional value of such swaps.

RESPONSE TO COMMENT 15

      To the extent that any of the listed derivative instruments will be a part of the Fund's principal investment strategies, disclosure will be provided in the Principal Investment Strategies section. Finally, the Fund expects to segregate liquid assets in an amount consistent with the Commission's guidance in Release 10666. Disclosure regarding the Fund's segregation policy is included in the "Asset Coverage Requirements" section in the statement of additional information.

COMMENT 16 - STATEMENT OF ADDITIONAL INFORMATION - TYPES OF INVESTMENTS

      In the sentence, "For these purposes, interpretations and guidance provided by the SEC staff may be taken into account when deemed appropriate by the Fund," remove the phrase, "when deemed appropriate by the Fund."

RESPONSE TO COMMENT 16

      The disclosure has been revised in accordance with this comment.


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Karen Rossotto
December 20, 2013
Page 7



COMMENT 17 - STATEMENT OF ADDITIONAL INFORMATION - TYPES OF INVESTMENTS

      With respect to Other Investment Companies and Pooled Investment Vehicles, confirm that the Fund's investment in private funds will be no more than 15% of the Fund's net assets.

RESPONSE TO COMMENT 17

      The Fund will not invest in private funds.

COMMENT 18 - STATEMENT OF ADDITIONAL INFORMATION - HEDGING STRATEGIES

      To the extent applicable, update the Fund's disclosure regarding the Advisor notice of eligibility for exclusion from the definition of the term "commodity pool operator" with respect to the Fund.

RESPONSE TO COMMENT 18

      The disclosure has been revised in accordance with this comment.


                                   * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Karen Rossotto
December 20, 2013
Page 8



      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                          Sincerely yours,

                                          CHAPMAN AND CUTLER LLP



                                          By: /s/ Morrison C. Warren
                                              -------------------------------
                                                  Morrison C. Warren